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                                            Filed by Corixa Corporation
                                            Pursuant to Rule 425 Under the
                                            Securities Act of 1933
                                            And Deemed Filed Pursuant to Rule
                                            14a-12 Under the Securities
                                            Exchange Act of 1934
                                            Subject Company:  Coulter
                                            Pharmaceutical Inc. (Commission
                                            File No. 0-21905)


                            CORIXA AND COULTER MERGER

                                      FAQS

Q:  YOU REFER TO THIS AS A MERGER. WILL A NEW COMPANY BE FORMED?
    No. Both companies will merge resources and the newly-combined company will continue to be called Corixa. Coulter will become Corixa's new South San Francisco campus.

Q: WHY HAS CORIXA AGREED TO ACQUIRE COULTER? WHAT BENEFITS WILL CORIXA REALIZE? We believe the merger creates a comprehensive immunotherapy company. The transaction combines Corixa's antigen discovery and immunotherapeutic expertise with Coulter's therapeutic antibodies and targeted oncologics platforms to develop therapies for the treatment or prevention of autoimmune diseases, cancer and infectious diseases, as well as Coulter's late-stage product, Bexxar(TM) (tositumomab, iodine I 131 tositumomab), currently filed with the U.S. Food and Drug Administration (FDA) for non-Hodgkin's lymphoma and under FDA priority review, and a dedicated sales and marketing infrastructure.

Q: WILL THE TWO COMPANIES BOARDS MERGE? WHICH BOARD MEMBERS WILL REMAIN AFTER THE ACQUISITION?
    Michael F. Bigham, president and chief executive officer of Coulter will join Corixa's board as Vice Chairman. Additional announcements regarding the specific composition of Corixa's Board of Directors and its senior management team will follow in the coming weeks. However, Corixa's new Board of Directors will be comprised of four representatives from each company with any additional members to be mutually agreed upon.

Q: WHAT ABOUT SENIOR MANAGEMENT? WILL THE EXISTING COULTER SENIOR MANAGEMENT REMAIN WITH THE COMPANY?
    We are excited about the strength of the combined management teams. Additional announcements regarding the specific composition of Corixa's Board of Directors and its senior management team will follow in the coming weeks.

Q:  HOW WILL BOTH CORIXA AND COULTER BENEFIT FROM THE ACQUISITION?
    The combined company will benefit from multiple late stage products, a more robust product pipeline, enhanced commercialization capability and a dedicated sales and marketing organization, the combination of leading antigen discovery and antibody technologies, and potential for additional product and/or partnering opportunities. As a result, we believe stockholders, employees and partners will enjoy a broader set of product opportunities, greater critical mass and share in the significant commercial potential of the combined company.

Q:  WILL THERE BE ANY LAYOFFS?
    Currently, there are approximately 500 individuals employed at Corixa and Coulter combined with very modest overlap. As a result, reduction in headcount will likely only occur in cases of identical job description. As we have done in past mergers, we are taking the time to carefully evaluate the existing resources and, as a result, we are not prepared at this time to provide more detailed comment.


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Q:  HOW MANY EMPLOYEES WILL THE COMBINED COMPANY HAVE?
    Currently, there are approximately 500 individuals employed at Corixa and Coulter combined with very modest overlap. The overlap between our two companies is minimal. However, until we have completed a careful evaluation of existing resources, we can't provide more details. The Coulter facilities in South San Francisco will become our Bay Area campus of the new Corixa where we will integrate Corixa's existing Redwood City operations.

Q: IS THERE ANY OVERLAP OF TECHNOLOGIES/R&D EFFORTS - WHAT WILL R&D SPEND LOOK LIKE IN THE FUTURE? The platform technologies of the company's R&D programs do not overlap -- they complement each other. Corixa is known for its antigen discovery expertise. Antigens give rise to vaccines and targets for antibody therapeutics. Coulter has antibody generation technology as well as the ability to enhance the power of antibodies with either radionuclides or "ultra potent" cytotoxic agents to increase the breadth and significance of clinical efficacy and product potential. We expect to nurture these platforms for future product developments.

Q: WILL CORIXA CONTINUE TO FOCUS SPECIFICALLY ON AUTOIMMUNE, CANCER AND INFECTIOUS DISEASE RESEARCH?
    Yes. The addition of Coulter's expertise in therapeutic antibodies and targeted oncologics is complementary to our core focus and will help strengthen and extend opportunities in oncology. In addition, the marriage of Coulter's antibody technologies with our antigens will also create new opportunities for product deployment in autoimmune disease and infectious disease indications. Commercialization capability enabled by a dedicated sales force should help the combined company to participate even further in the revenue associated with future product opportunities.

Q: COULTER RECENTLY ANNOUNCED THAT IT HAD BEEN GIVEN PRIORITY REVIEW BY THE U.S. FDA FOR BEXXAR, ITS NON-HODGKINS LYMPHOMA THERAPY (AS ANNOUNCED ON OCTOBER 5). HOW DOES THE ACQUISITION CHANGE THIS PROCESS?
    It doesn't change the process. Bexxar is currently under FDA priority review and Corixa will continue to aggressively pursue Bexxar's approval from the FDA.

Q: DOES CORIXA PLAN TO CONTINUE FOCUSING ON BEXXAR? NON-HODGKINS LYMPHOMA RESEARCH HAS NOT BEEN A CORE RESEARCH TECHNOLOGY FOR CORIXA, HAS IT? Oncology has always been a core focus at Corixa. Corixa is very excited about Bexxar's potential and will continue to aggressively pursue its approval with the FDA, as well the extensive future label expansion trials agreed upon with Coulter's Bexxar partner, SmithKline Beecham.

Q: BOTH CORIXA AND COULTER HAVE SUBSTANTIAL RELATIONSHIPS WITH SMITHKLINE BEECHAM. HOW WILL THOSE RELATIONSHIPS WITH SMITHKLINE BEECHAM CHANGE?
    As with our technologies, our partnerships are complementary. Both companies have sound partnerships with SmithKline Beecham. We believe the merger will have no impact on these relationships. We do not anticipate any changes in any of our existing collaborations.




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Q:  HOW DO CORIXA'S AUTOIMMUNE DISEASE VACCINES FOR RHEUMATOID ARTHRITIS COMPETE
    WITH COULTER'S ANTIBODY FOR TREATING AUTOIMMUNE DISEASE, SUCH AS RHEUMATOID ARTHRITIS? DIDN'T COULTER RECENTLY SIGN A LICENSE AND RESEARCH AGREEMENT FOR THIS ANTIBODY? WILL ONE OF THESE PRODUCTS BE DISCONTINUED?
    Corixa's and Coulter's products and research focuses complement each other extremely well. Both companies have considerable expertise in autoimmune and cancer research and we feel the combination of the two companies technologies and research are particularly well-suited for each other. We will continue to make product portfolio decisions based on available markets, suitability of various product solutions for those markets, as well as resources available to support product developments either on our balance sheet or through the use of partner capital.

Q:  ARE THERE SPECIFIC PRODUCTS THAT COMPETE WITH ONE ANOTHER?
    Corixa's and Coulter's products and research focuses complement each other extremely well. Both companies have considerable expertise in autoimmune and cancer research and we feel the combination of the two companies technologies and research are particularly well-suited for each other. For example, Coulter's expertise in therapeutic antibodies directly complements Corixa's strength in antigen discovery to create a powerful combined product discovery and development capability.

Q: RECENTLY, CORIXA SEEMS TO BE PUTTING SIGNIFICANT RESOURCES BEHIND ITS PVAC PRODUCT. WILL THIS CONTINUE TO BE THE CASE?
    Yes.

Q: DO EITHER CORIXA OR COULTER HAVE PRODUCTS THAT ARE CURRENTLY UNDER CONSIDERATION FOR U.S. FDA APPROVAL?
    Corixa announced last month its intent to file a BLA for its Melacine vaccine for melanoma. A BLA covering Coulter's Bexxar, a radioimmunotherapy for treating non-Hodgkins lymphoma, is currently under priority review for approval by the FDA. Corixa's MPL vaccine adjuvant has completed pivotal trials for use as an adjuvant to boost protective immunity against hepatitis and herpes virus infection.

Q:  WHAT ARE COULTER'S KEY TECHNOLOGIES?
    The company's lead product candidate, BexxarTM (tositumomab, iodine I 131 tositumomab), consists of a monoclonal antibody conjugated to a radioisotope. Initial efforts in the targeted oncologics program are focused on the development of a tumor-activated peptide pro-drug version of doxorubicin to treat certain solid tumor cancers. In its antibody therapeutics program, the company also is developing an antibody-based approach to block the Type I interferon receptor for the treatment of autoimmune diseases and transplant rejection.

Q:  WHEN WILL THIS ACQUISITION BE ACCRETIVE?
    We believe the combined company will break even in 2003 and be profitable in 2004, not counting the effect of amortization of goodwill.

Q:  WHAT BENEFITS WILL YOUR PARTNERS REALIZE?
    We believe the combination of core competencies in antigen discovery, antibody generation and product development, through linkage with either radionuclides or potent novel cytotoxics will foster multiple product developments both for the new Corixa and existing and potential future partners.




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Q:  WHAT BENEFITS WILL EMPLOYEES REALIZE?
    We believe employees from both companies will benefit significantly from being a part of a comprehensive immunotherapy company with near term product revenues, a robust product pipeline, increased financial strength, leveragable technology platforms, a dedicated sales force and additional partnership potential.

Q: WILL COULTER RETAIN ITS OPERATING STRUCTURE AND OPERATE AS A WHOLLY OWNED SUBSIDIARY?
    We intend to expand the Coulter facilities in South San Francisco and to integrate our Redwood City operations into that campus. Further details regarding corporate structure, including composition of Corixa's Board of Directors and its senior management team, will follow in the coming weeks.

Q:  WHO WILL COULTER'S CEO REPORT TO?
    Michael F. Bigham, president and chief executive officer of Coulter will join Corixa's board as Vice Chairman. Further management structure announcements will follow in the coming weeks.

Q:  WHEN WILL THE ACQUISITION BECOME EFFECTIVE?
    We currently expect the merger to close in December 2000. The exact date is subject to certain customary closing conditions, including the approval of the merger by the stockholders of Corixa and Coulter and the expiration or early termination of the required waiting period under Hart-Scott Rodino Antitrust Improvements Act of 1976.

Q:  WHY ARE YOU DOING THIS DEAL NOW?
    The shared goal of Corixa and Coulter has always been to build a leading immunotherapy company. Both companies are strong independently, but together, we believe we will be able to achieve this goal more quickly. Fortunately, current market situations allow us to join forces at a time when both companies' stockholders can retain significant equity in the combined company.

Q:  DO YOU ANTICIPATE ANY COMPETING BIDS?
    No.

Q:  WHAT IS THE FINANCIAL PROFILE OF THE COMBINED COMPANY?
    The overall financial picture of the combined company is strengthened as a result of the combination. The organization will have greater cash resources, and larger top line revenue. Expense levels will reflect the fact that the combined company will have products - Bexxar and Melacine - in advanced stages of development as well as a robust clinical and preclinical pipeline.

Q:  WHAT IS THE OPERATIONAL PROFILE OF THE COMBINED COMPANY?
    Corixa will have three campuses - headquarters and antigen discovery in Seattle, GMP Manufacturing and adjuvant research in Hamilton, Mont., and therapeutic antibody, targeted oncologics and autoimmune disease research and development in South San Francisco.

Q:  WILL THIS ALTER YOUR PATH TO PROFITABILITY?
    If you look at the combined entity without regard to goodwill, we believe it should break even in 2003 be profitable in 2004.

Q:  WHAT IS THE TOTAL VALUE OF THIS TRANSACTION?
    In excess of $900 million.


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Q:  HOW HAVE YOU DETERMINED THE STOCK SWAP RATIO?
    It was determined based on negotiation between both parties and advisors, taking into account fair market value for both companies' shares and comparable merger transactions.

Q: WHAT ARE THE ESTIMATED DOLLAR SAVINGS THAT WILL RESULT FROM COMBINING OPERATIONS?
    Some savings will occur from the integration of the Redwood City operation into the South San Francisco campus. We will provide further estimates at the time of such relocation.

Q:  WHAT DOES THIS MEAN FOR EMPLOYEE BENEFIT PLANS? STOCK OWNERSHIP
    OPPORTUNITIES?
    Corixa will assume and honor all outstanding options to purchase Coulter stock, as well as Coulter's existing employee stock purchase plan. We are in the process of carefully evaluating other employee benefits in an effort to offer the most equitable and competitive packages for all employees. We continue to be committed to providing benefits like stock ownership to our employees so that they may participate in our future success.

Q: WHEN DO YOU ANTICIPATE HOLDING A STOCKHOLDER MEETING FOR VOTES ON THE PROPOSED ACQUISITION?
    We expect to hold stockholder meetings sometime in early to mid December
    2000.

Q:  WHERE WILL HQ BE? WILL OFFICES BE ELIMINATED?
    Corixa's headquarters will remain in Seattle. Corixa intends to integrate its Redwood City, Calif. operations into Coulter's South San Francisco campus to better accommodate future expansion possibilities.

Q: ARE THE KEY PERSONNEL 'LOCKED-IN' FOR ANY PERIOD OF TIME - IF SO, HOW LONG? We are obviously interested in retaining key personnel and will, as we have in the past avail ourselves of multiple incentives to see that this can be accomplished. We are in the process of implementing such incentives designed to retain key personnel.

Q:  HOW DO YOU PLAN ON MELDING THE COMPANIES' DISTINCT CULTURES?
    As demonstrated in previous mergers, Corixa is extremely supportive and respectful in the retention of other cultural identities. We have rigorously used electronic communication and videoconferencing at all sites to ensure rapid communication and promote interaction. Maintenance of separate sites has served to preserve corporate culture and reduce the levels of middle management and bureaucracy required to move programs forward. This has translated into quicker corporate response time and product development. Corixa has successfully completed three acquisitions in the past two years. During the same time frame we have entered into more corporate partnering transactions, raised more money and pushed more products into and through clinical trials than in any other two-year time period in our history.





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Q:  WHAT IS THE BIGGEST OBSTACLE TO THIS MERGER GOING AHEAD?
    As is the case with most mergers, our challenge will be our ability to integrate the businesses swiftly while moving forward aggressively with the day-to-day business. The combined company is in the midst of preparing one BLA, at the same time it is dealing with regulatory review of a recently filed license application. Both programs, as well as the continued progress of products in our clinical and pre-clinical pipelines, need to continue during the integration.

Q:  WHERE CAN I GET ADDITIONAL INFORMATION?
    Corixa plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Corixa and Coulter expect to mail a Joint Proxy Statement/Prospectus to stockholders of Corixa and Coulter containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Corixa, Coulter, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained:

    - from Corixa by completing the material request form located in the "request materials" section of Corixa's website at http://www.corixa.com/financials/index.htm or by mail to Corixa, 1124 Columbia Street, Suite 200, Seattle, Washington 98104-2040, attention:
        Investor Relations, telephone: (206) 754-5711; or

    - from Coulter by directing a request through the Investors Relations portion of Coulter's website at http://www.coulterpharm.com or by mail to Coulter, 600 Gateway Boulevard, South San Francisco, California 94080, attention: Investor Relations, telephone: (650) 553-1190.

    In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Corixa and Coulter file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Corixa or Coulter at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Corixa's and Coulter's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

      Interests of Certain Persons in the Merger.


    Coulter will be, and certain of Coulter's directors and executive officers may be, soliciting proxies from Coulter stockholders in favor of the adoption of the merger agreement. In addition, Corixa will be, and certain of Corixa's directors and executive officers may be, soliciting proxies from Corixa stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Coulter and the directors and executive officers of Corixa may be deemed to be participants in Coulter's and Corixa's solicitation of proxies.




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    The directors and executive officers of Coulter have interests in the merger, some of which may differ from, or may be in addition to, those of Coulter's stockholders generally. For a description of such interests and a list of each company's directors and executive officers, please see the press release filed with the SEC pursuant to Rule 425 by Corixa and Coulter on October 16, 2000.


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